UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LOOPNET, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

543524300

(CUSIP Number)

April 14, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A
CUSIP No. 543524300		Page 2 of 6

(1)	Names of Reporting Persons. Saints Rustic Canyon, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) Sole Voting Power -0- shares of Common Stock(1)
(6) Shared Voting Power 3,602,616 shares of Common Stock(1)
(7) Sole Dispositive Power -0- shares of Common Stock(1)
(8) Shared Dispositive Power 3,602,616 shares of Common Stock(1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,602,616 shares of Common Stock (1)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 10.4% (1)
(12)	Type of Reporting Person PN

(1)

Consists of 3,230,593 shares of Common Stock and 372,023 shares of Common Stock issuable upon conversion of Series A Preferred Stock. The number of shares of Common Stock beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and are based upon 34,406,887 shares of Common Stock issued and outstanding as of April 1, 2009, as reported in the issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 13, 2009. The shares are directly beneficially owned by Saints Rustic Canyon, L.P. (“SRCLP”). Saints Rustic Canyon, LLC (“SRCLLC”) is the general partner of SRCLP. The managing members of SRCLLC are Kenneth B. Sawyer, David P. Quinlivan, Ghia Griarte, Thomas Unterman (a director of the issuer), Michael K. Kim and Nate Redmond.

13G/A
CUSIP No. 543524300		Page 3 of 6

(1)	Names of Reporting Persons. Saints Rustic Canyon, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) Sole Voting Power -0- shares of Common Stock(1)
(6) Shared Voting Power 3,602,616 shares of Common Stock(1)
(7) Sole Dispositive Power -0- shares of Common Stock(1)
(8) Shared Dispositive Power 3,602,616 shares of Common Stock(1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,602,616 shares of Common Stock (1)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 10.4% (1)
(12)	Type of Reporting Person OO

(1)

Consists of 3,230,593 shares of Common Stock and 372,023 shares of Common Stock issuable upon conversion of Series A Preferred Stock. The number of shares of Common Stock beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and are based upon 34,406,887 shares of Common Stock issued and outstanding as of April 1, 2009, as reported in the issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 13, 2009. The shares are directly beneficially owned by Saints Rustic Canyon, L.P. (“SRCLP”). Saints Rustic Canyon, LLC (“SRCLLC”) is the general partner of SRCLP. The managing members of SRCLLC are Kenneth B. Sawyer, David P. Quinlivan, Ghia Griarte, Thomas Unterman (a director of the issuer), Michael K. Kim and Nate Redmond.

13G/A
CUSIP No. 543524300		Page 4 of 6

Item 1(a).	Name of Issuer:

LoopNet, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

185 Berry Street, Suite 4000, San Francisco, California 94107

Item 2(a).	Name of Person Filing:

Saints Rustic Canyon, L.P.

Saints Rustic Canyon, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

475 Sansome Street, Suite 1850, San Francisco, California 94111

Item 2(c).	Citizenship:

Saints Rustic Canyon, L.P. —Delaware

Saints Rustic Canyon, LLC—Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

543524300

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Row 5 of cover page for each Reporting Person

(ii) Shared power to vote or direct the vote:

See Row 6 of cover page for each Reporting Person

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person

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CUSIP No. 543524300		Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 543524300		Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2009

SAINTS RUSTIC CANYON, L.P.

By:	SAINTS RUSTIC CANYON, LLC,
its General Partner

By:	/s/ Thomas Unterman

Name:	Thomas Unterman
Title:	Managing Member

SAINTS RUSTIC CANYON, LLC

By:	/s/ Thomas Unterman

Name:	Thomas Unterman
Title:	Managing Member